1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

October 23, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, D.C. 20549

Re: Muzinich Private Capital, Inc. – Exemptive Application

Ladies and Gentlemen:

We are writing on behalf of Muzinich Private Capital, Inc., Muzinich & Co., Inc., Muzinich & Co. Limited and Muzinich European Private Debt Fund, SCA-SICAV-SIF (collectively, the “Applicants”) to respectfully request the withdrawal of the Applicants’ application for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from the provisions of Sections 17(d) and 57(i) of such Act and Rule 17d-1 thereunder (the “Application”), which was incorrectly filed under file number 812-14559.

The Application was subsequently re-filed on October 5, 2015 under the correct file number 812-14560.

Should you have questions regarding this application, please do not hesitate to contact me at (212) 698-3525.

Very truly yours,

/s/ Richard Horowitz
Richard Horowitz